# Form NRSRO – Annual Certification

# Exhibit 4: Organizational Structure

# February 2023

# Exhibit 4A – Organization of DBRS, Inc., Holding Companies and Material Affiliates



\* On July 2, 2019, Morningstar, Inc., the parent of Morningstar Credit Ratings, L.L.C. (MCR), completed its acquisition of DBRS, Inc. (DBRS). Following the acquisition, DBRS and MCR took steps to integrate their credit rating operations in the United States under the brand name DBRS Morningstar. As of November 5, 2020, DBRS and MCR announced completion of analytical integration. At the time of the acquisition, each of DBRS and MCR was registered with the U.S. Securities and Exchange Commission (SEC) as a nationally recognized statistical rating organization (NRSRO). On November 15, 2019, MCR filed an amendment to its Form NRSRO with the SEC withdrawing its NRSRO registration effective December 30, 2019. Also on November 15, 2019, DBRS filed an amendment to its Form NRSRO with the SEC to identify MCR as a credit rating affiliate of DBRS.

Effective November 23, 2020, MCR ceased to operate as a credit rating affiliate of DBRS and further to an amendment to DBRS's Form NRSRO on the same day, DBRS no longer identifies MCR as a credit rating affiliate

For information on the integration of DBRS and MCR credit rating procedures and methodologies, please see Exhibit 2 to DBRS's Form NRSRO, which can be found at https://www.dbrsmorningstar.com/regulatory/.

\*\* DBRS Ratings GmbH India does not currently have employees.

# Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Credit Ratings Senior Management)



\* Solid line (——) indicates direct administrative reporting line.
  Dotted line (- - - -) indicates secondary reporting line.



# Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Audit, Risk, Finance, Talent & Culture, Business Development, Information Security)



* Solid line (——) indicates direct administrative reporting line.
  Dotted line (- - - -) indicates secondary reporting line.
** Is accountable to DBRS Morningstar's Board of Directors.

# Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Credit Ratings Groups)



\* Solid line (——) indicates direct administrative reporting line.
Dotted line (- - - -) indicates secondary reporting line.

## Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Legal)



## Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Compliance)



# Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of January 30, 2023. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Page 1 of 2

| Name | Jurisdiction of Formation | Ownership Information |
|---|---|---|
| Corporate Fundamentals, Inc. | US (Delaware) | Morningstar, Inc. owns 100%. |
| DBRS, Inc. | US (Delaware) | Morningstar Ratings Holding Corp. owns 100%. |
| Morningstar Credit Information & Analytics LLC | US (Delaware) | Morningstar, Inc. owns 100%. |
| Morningstar Index Holding Corp | US (Delaware) | Morningstar, Inc. owns 100%. |
| Morningstar Investment Management LLC | US (Delaware) | Morningstar, Inc. owns 100%. |
| Morningstar Investment Services LLC | US (Delaware) | Morningstar Investment Management LLC owns 100%. |
| Morningstar Ratings Holding Corp. | US (Delaware) | Morningstar, Inc. owns 100%. |
| Morningstar Research Services LLC | US (Delaware) | Morningstar, Inc. owns 100%. |
| Pitchbook Data, Inc. | US (Delaware) | Morningstar, Inc. owns 100%. |
| Sustainalytics U.S. Inc. | US (Delaware) | Morningstar, Inc. owns 100%. |
| Morningstar Commodity Data, Inc. | US (Illinois) | Morningstar, Inc. owns 100%. |
| Morningstar Credit Ratings, LLC | US (Pennsylvania) | DBRS, Inc. owns 100%. |
| ADL (Aust) Pty Limited | Australia | Morningstar Australasia Pty Limited owns 100%. |
| Ibbotson Pty Limited | Australia | Morningstar Australasia Pty Limited owns 100%. |
| Morningstar Australasia Pty Limited | Australia | Morningstar Direct Investments Pty Limited owns 100%. |
| Morningstar Direct Investments Pty Limited | Australia | Morningstar Group Australia Pty Limited owns 100%. |
| Morningstar Group Australia Pty Limited | Australia | Morningstar Holland B.V. owns 100%. |
| Morningstar Investment Management Australia Limited | Australia | Ibbotson Pty Limited owns 100%. |
| Sustainalytics Australia Pty Ltd. | Australia | Sustainalytics Holding B.V. owns 100%. |
| Morningstar Brasil Informacoes Financeiras Ltda. | Brazil | Morningstar Holland B.V. owns 100%. (Note A) |
| DBRS Limited | Canada | Ratings Acquisition Corp. owns 100%. |
| Jantzi Research Inc. | Canada | Sustainalytics Holding B.V. owns 100%. |
| Morningstar Associates, Inc. | Canada | Morningstar Canada Group, Inc. owns 100% |
| Morningstar Canada Group, Inc. | Canada | Morningstar Holland B.V. owns 100%. |
| Morningstar Research, Inc. | Canada | Morningstar Canada Group, Inc. owns 100% |
| Ratings Acquisition Corporation | Cayman Islands | Morningstar Ratings Holding Corp. owns 100%. |
| Servicios Morningstar Chile Ltd. | Chile | Morningstar Holland B.V. owns 100%. (Note A) |
| Morningstar (Shanghai) Ltd. | China | Morningstar Asia, Ltd. owns 100%. |
| Morningstar (Shenzhen) Ltd. | China | Morningstar Asia, Ltd. owns 100%. |
| Morningstar Finance (Cyprus) Limited | Cyprus | Morningstar Ratings Holding Corp. owns 100%. |
| GES Investment Services Danmark A/S | Denmark | GES International AB owns 100%. |
| Morningstar Danmark A/S | Denmark | Morningstar Danmark Holding ApS owns 100%. |
| Morningstar Danmark Holding ApS | Denmark | Morningstar Holland B.V. owns 100%. |
| Morningstar France Fund Information SARL | France | Morningstar France Holding SAS owns 100%. |
| Morningstar France Holding SAS | France | Morningstar Holland B.V. owns 100%. |
| Morningstar Investment Consulting France SAS | France | Morningstar France Holding SAS owns 100%. |
| Sustainalytics S.A.R.L. | France | Sustainalytics B.V. owns 100%. |
| DBRS Ratings GmbH | Germany | Ratings Acquisition Corp. owns 100%. |
| Moorgate Benchmarks GmbH | Germany | Moorgate Benchmarks Limited owns 100%. |
| Morningstar Deutschland GmbH | Germany | Morningstar Holland B.V. owns 100%. |
| Sustainalytics GmbH | Germany | Sustainalytics B.V. owns 100%. |
| Morningstar Asia Limited | Hong Kong | Morningstar Holland B.V. owns 100%. |
| Morningstar Investment Management Asia Limited | Hong Kong | Morningstar Investment Management LLC owns 100%. |
| WealthCraft Limited | Hong Kong | Morningstar Wealth (UK) Limited owns 100% |
| Morningstar India Private Limited | India | Corporate Fundamentals, Inc. owns 100%. |
| Morningstar Investment Adviser India Private Limited | India | Morningstar Investment Management LLC owns 100%. |
| DBRS Ratings GmbH, Branch India | India | DBRS Ratings GmbH, India Branch is a branch of DBRS Ratings GmbH. |
| Morningstar Italy, S.R.L. | Italy | Morningstar Holland B.V. owns 100%. |
| Ibbotson Associates Japan K.K. | Japan | Morningstar Investment Management LLC owns 100%. |
| Sustainalytics Japan Inc. | Japan | Sustainalytics Holding B.V. owns 100%. |
| Praemium International Limited | Jersey | Morningstar Wealth Portfolio Services Limited owns 100% |

# Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of January 30, 2023. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Page 2 of 2

| Name | Jurisdiction of Formation | Ownership Information |
|---|---|---|
| Morningstar Korea, Ltd. | Korea | Morningstar, Inc. owns 100%. |
| Morningstar Luxembourg S.a.r.l. | Luxembourg | Morningstar Holland B.V. owns 100%. |
| Investigaciones MS Mexico, S. de R.L. de C.V. | Mexico | Morningstar Holland B.V. owns 100%. (Note A) |
| Servicios MStar Global, S. de R.L. de C.V. | Mexico | Morningstar Holland B.V. owns 100%. (Note A) |
| Morningstar Research Limited | New Zealand | Morningstar Direct Investments Pty Limited owns 100%. |
| Morningstar Norge AS | Norway | Morningstar Holland B.V. owns 100%. |
| GES Poland SP. Z.O.O. | Poland | GES International AB owns 100%. |
| Sustainalytics S.R.L. | Romania | Sustainalytics B.V. owns 100%. |
| Morningstar Investment Adviser Singapore Pte. Limited | Singapore | Morningstar Asia Limited owns 100%. |
| Morningstar Research Pte. Limited | Singapore | Morningstar Asia Limited owns 100%. |
| Sustainalytics Pte Ltd. | Singapore | Sustainalytics Holding B.V. owns 100%. |
| Morningstar Investment Management South Africa (Pty) Limited | South Africa | Morningstar Investment Management LLC owns 100%. |
| Morningstar Research (Proprietary) Limited | South Africa | Morningstar Holland B.V. owns 100%. |
| DBRS Ratings GmbH Sucursal en España | Spain | DBRS Ratings GmbH Sucursal en España is a branch of DBRS Ratings GmbH. |
| Morningstar Europe Services, S.L. | Spain | Morningstar Holland B.V. owns 100%. |
| Morningstar Network, S.L. | Spain | Morningstar Holland B.V. owns 100%. |
| GES International AB | Sweden | Sustainalytics Holding B.V. owns 100%. |
| Morningstar HoldCo AB | Sweden | Morningstar Holland B.V. owns 100%. |
| Morningstar Sweden AB | Sweden | Morningstar HoldCo AB owns 100%. |
| Morningstar Switzerland GmbH | Switzerland | Morningstar Holland B.V. owns 100%. |
| Morningstar Research Thailand Limited | Thailand | Morningstar, Inc. owns 100%. (Note B) |
| Morningstar Europe B.V. | The Netherlands | Morningstar, Inc. owns 100%. |
| Morningstar Holland B.V. | The Netherlands | Morningstar Europe B.V. owns 100%. |
| Sustainalytics B.V. | The Netherlands | Morningstar Europe B.V. owns 100%. |
| Sustainalytics Holding B.V. | The Netherlands | Morningstar Holland B.V. owns 100%. |
| Morningstar (Dubai) Ltd. | United Arab Emirates | Morningstar Holland B.V. owns 100%. |
| Morningstar Wealth Administration (DIFC Branch) Limited | United Arab Emirates | Morningstar Wealth Administration Limited owns 100% |
| DBRS Ratings Limited | United Kingdom | Ratings Acquisition Corp. owns 100%. |
| Moorgate Benchmarks Limited | United Kingdom | Morningstar Index Holding Corp owns 100%. |
| Morningstar Europe Limited | United Kingdom | Morningstar Holland B.V. owns 100%. |
| Morningstar Finance Limited | United Kingdom | Ratings Acquisition Corp. owns 100%. |
| Morningstar Investment Management Europe Limited | United Kingdom | Morningstar Investment Management LLC owns 100%. |
| Morningstar Real-Time Data Limited | United Kingdom | Morningstar UK Limited owns 100%. |
| Morningstar UK Limited | United Kingdom | Morningstar Holland B.V. owns 100%. |
| Morningstar Wealth Administration Limited | United Kingdom | Morningstar Wealth Portfolio Services Limited owns 100% |
| Morningstar Wealth EMA Trustees Limited | United Kingdom | Morningstar Wealth Administration Limited owns 100% |
| Morningstar Wealth Portfolio Services Limited | United Kingdom | Morningstar Investment Management LLC owns 100%. |
| Morningstar Wealth Retirement Services Ltd | United Kingdom | Morningstar Wealth Administration Limited owns 100% |
| Morningstar Wealth Retirement Trustees Limited | United Kingdom | Morningstar Wealth Administration Limited owns 100% |
| Morningstar Wealth Trustee Limited | United Kingdom | Morningstar Wealth Administration Limited owns 100% |
| Morningstar Wealth (UK) Limited | United Kingdom | Morningstar Wealth Portfolio Services Limited owns 100% |
| PitchBook Data Limited | United Kingdom | PitchBook Data, Inc. owns 100%. |
| Plum Software Limited | United Kingdom | Morningstar Wealth (UK) Limited owns 100% |
| Smart Investment Management Limited | United Kingdom | Morningstar Wealth Administration Limited owns 100% |
| Smartfund Nominees Limited | United Kingdom | Morningstar Wealth Administration Limited owns 100% |
| Sustainalytics UK Limited | United Kingdom | Sustainalytics B.V. owns 100%. |
| WM Pension Trustee Services Limited | United Kingdom | Morningstar Wealth Administration Limited owns 100% |

**Note A**
Morningstar, Inc. owns less than 1% of this entity.
**Note B**
Corporate Fundamentals, Inc. and Morningstar Direct Investments each own less than 1%, respectively, of this entity.